DXI Energy Discovery Will Add
To Woodrush Petroleum & Natural Gas Reserves
The B-100 Well Logs 29.5 Net Feet of Gething Gas Pay

VANCOUVER, BRITISH COLUMBIA, March 21, 2018 - DXI Energy Inc. (TSX: DXI) / (OTCQB: DXIEF) ("DXI" or the "Company"), an upstream oil and gas exploration and production company focused in Colorado's Piceance Basin and the Peace River Arch region of Canada’s Western Sedimentary Basin, is pleased to provide an operational update for its Woodrush project in N.E.B.C.

DXI reports that the initial well of the 2018 drill program designated to evaluate both Halfway oil and Gething gas targets at Woodrush has yielded the thickest Gething gas pay zone of the entire leasehold to date, logging 29.5’ of net hydrocarbon pay. Reserve volumes will be calculated once the well is in production. The exploration well, known as B-100 was directionally drilled to a total depth of 3600’ and evaluated several geological zones within the first of our multiple Woodrush targets.

Importantly, this new data will serve to provide a valuable foundation to enhance our current 3D seismic processing and interpretation for application towards future wells and was acquired very cost efficiently as our drill partner covered 62% of the costs of this well to the casing point. The Woodrush production profile consists of both light gravity crude & natural gas and we remain both confident and committed to efficiently ramping production and leveraging DXI’s $12MM infrastructure.

“With an unforeseen licensing delay necessitating a reconfiguration of the drill program and seasonal breakup now upon us, the B-100 well will be cased in preparation for completion and tie-in immediately adjacent to the well head later in the season. As per best operational practices, the Excalibur #10 rig is being de-mobilized from the drill site to safely avoid the approaching seasonal full road ban. Our technical team is working aggressively to optimize all new well data to best define the next 2018 drill targets for all partners,” states Robert L. Hodgkinson, Chairman & CEO.

Woodrush Project: Legacy Operations

On a historical basis, initial oil discoveries were drilled at Woodrush in 2008 and 2010, each commencing production at approximate rates greater than 500 BOPD of light 42’ gravity crude with cumulative production of over 675,000 barrels of oil since discovery and still producing. Subsequent to the oil discoveries, in 2011 and 2012 robust discovered gas volumes have been produced from multiple zones including Notikewin, Gething and Halfway. The current production infrastructure, consisting of tanks, separators, line heaters, compressors, pumps, water injection facilities and pipe-lines has a production capacity of approximately 2,000 Barrels of oil and 4 MMCF of gas per day. New discoveries in this location will utilize this existing in-place infrastructure and transportation system to market new production in the most cost effective manner.

About DXI Energy Inc.: DXI Energy Inc. is an upstream oil and natural gas exploration and production company with producing projects in Colorado's Piceance Basin (24,407 net acres) and the Peace River Arch region in British Columbia (13,093 net acres). DXI Energy Inc. maintains offices in Calgary and Vancouver, Canada. The Company is currently publicly traded on the OTCQB (DXIEF) and Toronto Stock Exchange (DXI.TO).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by DXI Energy and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect DXI Energy Inc.’s operations or financial results, are included in DXI Energy Inc.'s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:

DXI Energy Inc.:

Robert L. Hodgkinson	Craig Allison
Chairman & CEO	Investor Relations - New York
604-638-5055	914-882-0960
investor@dxienergy.com	callison@dxienergy.com